SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934

Grindr Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39854F119

(CUSIP Number)

James Fu Bin Lu

c/o Grindr Inc.

750 N. San Vicente Boulevard

STE RE1400

West Hollywood, CA, 90069

Telephone +1 (310) 878-9648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39854F119

1	NAMES OF REPORTING PERSONS Longview Capital SVH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,427,728
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,427,728
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,427,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

The percentage used herein is calculated based on 177,948,515 shares of the Issuer’s common stock, consisting of i) 176,612,391 shares of the Issuer’s Common Stock outstanding as of November 5, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed November 8, 2024, plus ii) 1,336,124 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 1,336,124 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

CUSIP NO. 39854F119

1	NAMES OF REPORTING PERSONS Longview Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,427,728
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,427,728
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,427,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 39854F119

1	NAMES OF REPORTING PERSONS Longview Grindr Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,427,728
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,427,728
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,427,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 39854F119

1	NAMES OF REPORTING PERSONS James Fu Bin Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,434,062[2]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,434,062[2]
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,434,062[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]

Consists of (a) 6,334 shares of Common Stock held directly by Mr. Lu, (b) 35,091,604 shares of Common Stock held by Longview Capital SVH LLC and (c) 1,336,124 shares of Common Stock underlying Warrants held by Longview Capital SVH LLC. Mr. Lu is the sole equityholder of the ultimate parent of Longview SVH and exercises voting and investment power with respect to Longview SVH.

Explanatory Statement

This Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Grindr Inc., a Delaware corporation (the “Issuer” or “Grindr”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(a) Longview Capital SVH LLC (“Longview SVH”), Longview Capital Holdings LLC (“Longview”), and Longview Grindr Holdings Limited (“Longview Grindr”) beneficially own an aggregate of 36,427,728 shares of the Issuer’s Common Stock and Mr. Lu beneficially owns an aggregate of 36,434,062 shares of the Issuer’s Common Stock, in each case which in aggregate represents approximately 20.5% of the Issuer’s issued and outstanding Common Stock, based on 177,948,515 shares of the Issuer’s Common Stock, consisting of i) 176,612,391 shares of the Issuer’s Common Stock outstanding as of November 5, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed November 8, 2024, plus ii) shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 1,336,124 warrants to purchase shares of the Issuer’s Common Stock held at a $11.50/share exercise price.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(b) Reporting Person James Fu Bin Lu, as sole equityholder in Longview, which is the sole equityholder in Longview Grindr, which is the sole equityholder in Longview SVH, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) 36,434,062 shares of the Issuer’s common stock held by James Fu Bin Lu, Longview, Longview Grindr and Longview SVH, subject to the information incorporated by reference into this Item 5.

(c) Mr. Lu was previously awarded 8,756 restricted stock units (“RSUs”). Each RSU represents the contingent right to receive one share of the Issuer’s Common Stock upon settlement. The RSUs vest in four equal quarterly installments, with the first installment of having vested on October 19, 2024 in the amount of 2,189 shares.

Except as otherwise stated, none of the Reporting Persons have effected any transactions with respect to the Issuer’s Common Stock during the past sixty days.

(d) Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 36,434,062 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Longview SVH has re-pledged 35,091,604 previously pledged shares of the Issuer’s Common Stock to certain lenders in connection with a financing arrangement. Under the financing arrangement, Longview SVH retains voting and dispositive power with respect to the pledged shares except to the extent an event of default has occurred and is continuing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

LONGVIEW CAPITAL SVH LLC

By:	/s/ James Fu Bin Lu
Name: James Fu Bin Lu
Title: Member

LONGVIEW GRINDR HOLDINGS LIMITED

By:	/s/ James Fu Bin Lu
Name: James Fu Bin Lu
Title: Director

LONGVIEW CAPITAL HOLDINGS LLC

By:	/s/ James Fu Bin Lu
Name: James Fu Bin Lu
Title: Member

JAMES FU BIN LU

By:	/s/ James Fu Bin Lu

ANNEX A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF LONGVIEW CAPITAL SVH LLC, LONGVIEW GRINDR HOLDINGS LIMITED AND LONGVIEW CAPITAL HOLDINGS LLC

The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of Longview Capital SVH LLC, Longview Grindr Holdings Limited and Longview Capital Holdings LLC (each an “Instruction C Person”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
James Fu Bin Lu	428 East Street Ste E, Grinnell, IA 50112	Sole member of Longview Capital SVH LLC	United States of America

James Fu Bin Lu	428 East Street Ste E, Grinnell, IA 50112	Sole director and equityholder of Longview Grindr Holdings Limited	United States of America

James Fu Bin Lu	428 East Street Ste E, Grinnell, IA 50112	Sole member of Longview Capital Holdings LLC	United States of America